CUTLER LAW GROUP
                                Attorneys at Law
                                www.cutlerlaw.com


                               September 17, 2008

Barbara  C.  Jacobs
Assistant  Director
Matt  Crispino
Jay  Ingram
Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  D.C.  20549-4561

RE:  COMPETITIVE  TECHNOLOGIES,  INC.
     AMENDMENT NO. 1 TO REGISTRATION  STATEMENT  ON  FORM  S-1
     FILED  JUNE  6,  2008
     FILE  NO.  333-152881

     FORM  10-Q  FOR  THE  QUARTERLY  PERIOD  ENDED  APRIL  30,  2008
     FILED  JUNE  12,  2008
     FILE  NO.  001-08696

Gentlemen  and  Ladies:

     This letter includes responsive comments to your letter dated September 16, 2008 relating to the above referenced Registration Statement. Please note that we have included a copy of the filing marked to show changes from the original filing in Portable Document Format ("PDF") format as an attachment to this letter.

     The responses contained herein correspond in Part and Number to the comments in your letter of September 16, 2008. The page numbers reflect the page numbers in the PDF copy of the Amended Form S-1, which is included attached to this response letter.

THE  FUSION  TRANSACTION,  PAGE  14
-----------------------------------

1. We note your response to comment 3 of our letter dated September 3, 2008. We understand from your response and discussions between the Staff and representatives of the company and Fusion Capital that the language in Section 9 of the Common Stock Purchase Agreement stating that Fusion Capital is not obligated to purchase shares of the company's common stock in the case of an event of default is understood by both parties to mean that the company cannot sell any securities to Fusion Capital under the agreement so long as an event of default has occurred or is continuing. Please confirm our understanding of the provision or provide additional clarification as necessary.

Both the Company and Fusion Capital confirm your understanding of the provision as set forth above and as discussed in our telephone conference on September 15, 2008.

ITEM  17.  UNDERTAKINGS.  PAGE  II-  5
--------------------------------------


2. We note your response to comment 5 of our letter dated September 3, 2008. Please explain why you have included the undertaking required by Item 512(a)(5)(i). It does not appear that the company has omitted information from the prospectus in reliance on Rule 430B.

We have reviewed the applicable rules and have revised the undertaking to reflect the undertaking required by Item 512(a)(5)(ii). See page II-6 of the Amended Registration Statement.

CLOSING  COMMENTS
-----------------

The  Company  hereby  acknowledges  that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              ACKNOWLEDGEMENT


                              By:     \s\John  B.  Nano
                                      -----------------
                                      John  B.  Nano,  CEO



     A courtesy printed version copy of the Amended Filing redlined with all changes from the original filing, along with a hard copy of this letter has been forwarded by overnight mail to your office in conjunction with the Edgar filing of said documents. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very  truly  yours,


                                   /s/ M. Richard Cutler
                                   M.  Richard  Cutler
                                   Cutler  Law  Group


cc:  John  B.  Nano,  Competitive  Technologies,  Inc.
     Rebekah Toton,  O'Melveny  &  Meyers  LLP,  Counsel  for  Fusion  Capital